EXHIBIT 20



On May 9, 1996, the U.S. Treasury Department promulgated a final regulation which significantly revised its earlier proposed change in the tax regulation known as Q&A 12. As described in PepsiCo's 1995 annual report, the original proposal, if enacted, was expected to significantly reduce the tax incentives associated with our beverage concentrate operations in Puerto Rico and, therefore, have a significant negative impact on PepsiCo's effective tax rate in 1996, as well as in future years. The final regulation, which is effective for PepsiCo retroactive to December 1, 1994, will not significantly impact PepsiCo.